Mailstop 6010                                        October 26, 2007

Daniel T. Mongan, Vice President
ICx Technologies, Inc.
2100 Crystal Drive, Suite 650
Arlington, Virginia 22202


**Re:     ICx Technologies, Inc.**
**Form S-1, Amendment No. 3**
**File No. 333-145135**
**Filed October 24, 2007**


Dear Mr.Mongan:

        We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure.  After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.      Please revise the registration statement prior to effectiveness to disclose whether
        affiliates of Wexford Capital, LLC, will be selling shareholders with regard to the
        shares to be sold if the underwriters exercise the overallotment option.
        Throughout the filing the disclosure should clearly state whether the registrant or
        Wexford Capital, LLC, and its affiliates will provide the overallotment shares,
        including in the fee table, use of proceeds, dilution, principal and selling

shareholders sections and elsewhere, as appropriate.  Please note that the
disclosure required by Item 507 of Regulation S-K is required prior to
effectiveness.

Exhibit 5.1

2.      Revise the opinion so it addresses the validity of all shares registered.  In this
regard, we note that up to 750,000 shares may be sold by selling shareholders.

As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603
if you have questions regarding comments on the financial statements and related
matters.  Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any
other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc.     Michael J. Danaher, Esq.
        VIA FAX (650) 493-6811